UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                         NORTH CENTRAL BANCSHARES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   658418-10-8
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                                 (CUSIP Number)

                                       N/A
                    -------------------------------------------
              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         /X/ Rule 13d-1(b)
         /_/ Rule 13d-1(c)
         /_/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------         ------------------------------------
CUSIP No.658418-10-8                13G      Page 2 of 6 Pages
         -----------------------                  --   --
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1          NAME OF REPORTING PERSON
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)

                    First Federal Savings Bank of Fort Dodge
                          Employee Stock Ownership Plan
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) /_/
                                                                 (b) /_/
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

                             Employee benefit plan of Iowa corporation.
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                             5       SOLE VOTING POWER
        NUMBER OF                                                        0
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6       SHARED VOTING POWER
         OWNED BY
           EACH                                                    125,668
        REPORTING            ---------------------------------------------------
          PERSON             7       SOLE DISPOSITIVE POWER
           WITH
                                                                         0
                             ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                                                   188,075
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   188,075
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10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.76 of 3,266,483 shares of Common Stock outstanding as of December 31, 1997
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12         TYPE OF REPORTING PERSON*

                                                   EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.658418-10-8                     13G       Page 2B of 6 Pages
         ------------------------------                 ---   --
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1          NAME OF REPORTING PERSON
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)

                         First Federal Savings Bank of Fort Dodge ESOP Committee
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /_/
                                                                     (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Committee of Board of Directors of federal savings bank operating in Iowa
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                            5       SOLE VOTING POWER
        NUMBER OF                                                     0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6       SHARED VOTING POWER
         OWNED BY
           EACH                                                       0
        REPORTING           ----------------------------------------------------
          PERSON            7       SOLE DISPOSITIVE POWER
           WITH
                                                                      0
                            ----------------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                                                188,075
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                188,075
--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.76 of 3,266,483 shares of Common Stock outstanding as of December 31, 1997

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

                                                                      OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                    ITEM 1(a)
NAME OF ISSUER:            North Central Bancshares, Inc.


                                    ITEM 1(b)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:       825 Central Avenue
                                                      Fort Dodge, Iowa  50501

                                    ITEM 2(a)
NAME OF PERSON FILING:     First Federal Savings Bank of Fort Dodge
                     Employee Stock Ownership Plan and Trust
                   Trustee: First Bankers Trust Company, N.A.

                                    ITEM 2(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:       1201 Broadway
                                            Quincy, Illinois  62301

                                    ITEM 2(c)
CITIZENSHIP:          Employee benefit plan of Iowa corporation.


                                    ITEM 2(d)
TITLE OF CLASS OF SECURITIES:   Common stock, par value $0.01 per share ("Common
                                Stock").


                                    ITEM 2(e)
CUSIP NUMBER:         658418-10-8


                                     ITEM 3
The person filing is an:
         (f) /X/ Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.


                                     ITEM 4
OWNERSHIP:

                  The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1997. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

                                                               Page 4 of 6 pages


         (a) AMOUNT BENEFICIALLY OWNED. . . . .               188,075

         (b) PERCENT OF CLASS . . . . . . . . . . . .           5.76%

         (c) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (i) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .             0

                  (ii) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .       125,668

                  (iii) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .             0

                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .       188,075

The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by First Bankers Trust Company, N.A., as Plan Trustee, as of December 31, 1996. As of December 31, 1996, 62,407 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 125,668 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee (who is instructed by the ESOP Committee) has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee (who is instructed by the ESOP Committee) shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

                                                               Page 5 of 6 pages



                                     ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:        Not applicable.


                                     ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.


                                     ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
BEING REPORTED ON BY THE PARENT HOLDING COMPANY:           Not applicable.


                                     ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.


                                     ITEM 9
NOTICE OF DISSOLUTION OF GROUP:     Not applicable.


                                     ITEM 10
CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                                              Page 6 of 6 pages

SIGNATURE:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 17, 1998


FIRST FEDERAL SAVINGS BANK OF FORT DODGE EMPLOYEE STOCK OWNERSHIP PLAN


By: First Bankers Trust Company, N.A., as Trustee of the First Federal Savings Bank of Fort Dodge Employee Stock Ownership Plan


By:               /s/ Carmen Walch
                  --------------------------------

Name/Title:       Carmen Walch, Trust Officer
                  --------------------------------


ESOP COMMITTEE



         By /s/ Howard A. Hecht
            ------------------------
                Howard A. Hecht, Member


         By /s/ John M. Peters
            ------------------------
                John M. Peters, Member


         By /s/ Melvin R. Schroeder
            ------------------------
                Melvin R. Schroeder, Member